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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Mobility Electronics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
60741U101
(CUSIP Number)
Charles R. Mollo
17800 N. Perimeter Dr., Suite 200
Scottsdale, Arizona 85255
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60741U101	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Charles R. Mollo

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		67,206

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,456,279

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		67,206

WITH	10	SHARED DISPOSITIVE POWER:

		1,456,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,523,485

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	60741U101	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Janice L. Breeze-Mollo

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		6,468

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,254,944

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,468

WITH	10	SHARED DISPOSITIVE POWER:

		1,254,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,261,412

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	60741U101	Page	4	of	8
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 3)
     This Amendment No. 3 amends and supplements the initial Schedule 13D filed jointly on February 24, 2003, together with Amendment No. 1 to Schedule 13D filed jointly on November 14, 2003 and Amendment No. 2 to Schedule 13D filed on January 20, 2006 (together, the “Initial Amended Schedule”) pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”) by Charles R. Mollo and Janice L. Breeze-Mollo (each a “Reporting Person”), with respect to their respective beneficial ownership of the common stock, par value $0.01 per share (the “Stock”), of Mobility Electronics, Inc., a Delaware corporation (“Issuer”).
     The Reporting Persons are filing this Amendment No. 3 to reflect (i) changes in the Reporting Persons’ ownership of Stock resulting from the distribution of shares of Stock by affiliates of such Reporting Persons and other changes in beneficial ownership of Stock as determined in accordance with Rule 13d-3 under the Act, and (ii) the termination of reporting obligations of the Reporting Persons under Section 13(d) of the Act. The Reporting Persons hereby amend Items 2, 5 and 7 of the Initial Amended Schedule as set forth below to reflect such changes.
Item 1. Security and Issuer
     No change from the Initial Amended Schedule.
Item 2. Identity and Background.
     Effective May 8, 2007, Charles R. Mollo resigned as a trustee of the JLM-008 Trust and the John R. Harris and Timothy D. Harris Irrevocable Trust and, as a result, no longer has voting or dispositive power over the Stock held by these trusts. Effective May 8, 2007, Janice L. Breeze-Mollo resigned as a trustee of the CRM-008 Trust and, as a result, no longer has voting or dispositive power over the Stock held by this trust. Also, effective May 8, 2007, Ms. Breeze-Mollo was appointed as a trustee of the John R. Harris and Timothy D. Harris Irrevocable Trust. There has been no other change from the Initial Amended Schedule.
Item 3. Source and Amount of Funds or Other Consideration.
     No change from the Initial Amended Schedule.

CUSIP No.	60741U101	Page	5	of	8
Item 4. Purpose of Transaction.
     No change from the Initial Amended Schedule.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     Based upon information available to the Reporting Persons, as of May 7, 2007, there were 31,821,429 shares of Stock issued and outstanding.
     The aggregate number and percentage of Stock beneficially owned by each Reporting Person as of May 9, 2007 is incorporated by reference herein from the information set forth on the cover pages of this Schedule.
     The following describes the sole and shared voting power over the shares of Stock beneficially owned by each Reporting Person, including shares of Stock which the Reporting Persons have a right to acquire:
     Sole Voting and Dispositive Power:
     Mr. Mollo has sole voting and dispositive power over 67,206 shares of Stock, which includes 21,864 shares that may be purchased upon the exercise of options.
     Ms. Breeze-Mollo has sole voting and dispositive power over 6,468 shares of Stock.
     Shared Voting and Dispositive Power
     Mr. Mollo and Ms. Breeze-Mollo share voting and dispositive power over (a) 123,967 shares of Stock of which they are the holder of record as joint tenants with right of survivorship, (b) 128,136 shares of Stock that may be purchased upon the exercise of options held by CJMO, LLC, a limited liability company in which Mr. Mollo and Ms. Breeze-Mollo are members and Mr. Mollo is the manager (“CJMO”), and (c) 100,000 shares of Stock that will issue, less an unspecified number of shares that will be surrendered to satisfy tax withholding obligations, upon the vesting of restricted stock units on June 8, 2007 held by CJMO.
     CRM Revocable Trust is the holder of record of 8,000 shares of Stock, and shares voting and dispositive power over these shares with Mr. Mollo, who is a co-trustee of this trust.
     JLM Revocable Trust is the holder of record of 14,696 shares of Stock, and shares voting and dispositive power over these shares with Ms. Breeze-Mollo, who is a co-trustee of this trust.
     Breeze Family LLC is the holder of record of 30,966 shares of Stock, and shares voting and dispositive power over these shares with Ms. Breeze-Mollo, who is the manager of Breeze Family LLC.
     Harris Family LLC is the holder of record of 63,804 shares of Stock, and shares voting and dispositive power over these shares with Ms. Breeze-Mollo, as a co-trustee of the The John R. Harris and Timothy D. Harris Irrevocable Trust, which may be deemed to control Harris Family LLC as a 92.86% owner of its outstanding membership interests.

CUSIP No.	60741U101	Page	6	of	8
     CRM-008 Trust is the holder of record of 314,219 shares of Stock, and shares voting and dispositive power over these shares with Mr. Mollo, who is a co-trustee of this trust.
     JLM-008 Trust is the holder of record of 113,588 shares of Stock, and shares voting and dispositive power over these shares with Ms. Breeze-Mollo, who is a co-trustee of this trust.
     La Luz Enterprises, L.L.C. is the holder of record of 165,056 shares of Stock, and shares voting and dispositive power over these shares with CRM-008 Trust, which is the sole owner of La Luz Enterprises, L.L.C., Mr. Mollo, who is the sole manager of La Luz Enterprises, L.L.C. and a co-trustee of CRM-008 Trust.
     La Luz Enterprises-II, L.L.C. is the holder of record of 27,886 shares of Stock, and shares voting and dispositive power over these shares with JLM-008 Trust, which is the sole owner of La Luz Enterprises-II, L.L.C., Ms. Breeze-Mollo, who is the sole manager of La Luz Enterprises-II, L.L.C. and a co-trustee of JLM-008 Trust.
     New Horizons Enterprises, Inc. is the holder of record of 177,941 shares of Stock, and shares voting and dispositive power over these shares with CRM-008 Trust, which owns 49% of New Horizons Enterprises, Inc., JLM-008 Trust, which owns approximately 24.99% of New Horizons Enterprises, Inc., Mr. Mollo, who is a co-trustee of the CRM-008 Trust and Ms. Breeze-Mollo, who is a co-trustee of the JLM-008 Trust.
     New Vistas Investments Corporation is the holder of record of 438,960 shares of Stock, and shares voting and dispositive power over these shares with CRM-008 Trust, which owns approximately 51% of New Vistas Investments Corporation, JLM-008 Trust, which owns approximately 22% of New Vistas Investments Corporation, Mr. Mollo who is a co-trustee of the CRM-008 Trust, and Ms. Breeze-Mollo, who is a Director and Vice President of New Vistas Investments Corporation and a co-trustee of the JLM-008 Trust.
     The John R. Harris and Timothy D. Harris Irrevocable Trust is the holder of record of 35,000 shares of Stock, and shares voting and dispositive power over these shares with Ms. Breeze-Mollo, who is a co-trustee of this trust.
     Except as set forth on Exhibit 1 attached hereto, during the last 60 days, none of the Reporting Persons has effected any transactions with respect to the Stock.
     Certain other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock disclosed herein. None of such persons’ interest exceeds five percent of the outstanding Stock.

CUSIP No.	60741U101	Page	7	of	8
     Each of Mr. Mollo and Ms. Breeze-Mollo disclaims that he or she is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule other than those shares of Stock with respect to which he or she is indicated as having sole or shared voting and dispositive power in Item 5 of this Schedule.
     Consequently, neither of these individuals will be filing as Reporting Persons in subsequent Schedule 13D filings.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     No change from the Initial Amended Schedule.
Item 7. Material to Be Filed as Exhibits.
     Item 7 is hereby amended to include the following:

Exhibit
Number	Description of Document
1	Transactions During the Last 60 Days

CUSIP No.	60741U101	Page	8	of	8
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.
Dated: May 10, 2007
/s/ Charles R. Mollo

Charles R. Mollo
/s/ Janice L. Breeze-Mollo

Janice L. Breeze-Mollo

Exhibit 1
During the past sixty days, the following Reporting Persons engaged in the below described transactions with respect to the Stock:
1.	On May 9, 2007, New Vistas Investments Corp. (“New Vistas”) distributed 4,668 shares of Stock, at a value of $3.57 per share based on the closing price of the Stock on The NASDAQ Global Market on May 9, 2007, to a former stockholder of New Vistas in exchange for his outstanding ownership interests in New Vistas.
2.	On May 9, 2007, New Vistas issued a pro rata dividend to its stockholders of a total of 254,535 shares of Stock, at a value of $3.57 per share based on the closing price of the Stock on The NASDAQ Global Market on May 9, 2007. As a result of such dividend, the CRM-008 Trust and the JLM-008 Trust, each a stockholder of New Vistas, received 128,174 and 55,131 shares of Stock, respectively.
3.	On April 29, 2007, New Horizons Enterprises, Inc. (“New Horizons) issued a pro rata dividend to its stockholders of a total of 233,827 shares of Stock, at a value of $3.09 per share based on the closing price of the Stock on The NASDAQ Global Market on April 29, 2007. As a result of such dividend, the CRM-008 Trust and the JLM-008 Trust, each a stockholder of New Horizons, received 114,575 and 58,457 shares of Stock, respectively.